SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                     RYANAIR ANNOUNCES CLOSURE OF TWO ROUTES

Ryanair, Europe's No.1 low fares airline, today (Wednesday, 24th November 2004) announced it is to close two under performing routes from next year. The Stansted - Erfurt route will close on 19th January 2005. Passengers booked will be accommodated on services from Stansted -Leipzig (Altenburg).

The Barcelona(Girona) - Turin route will close on 1st March 2005. Passengers booked will be accommodated on services from Barcelona (Girona) - Milan (Bergamo).

Ryanair's Head of Communications, Paul Fitzsimmons said:

"These route closures are part of our on-going process of weeding out under-performing routes from our European route network. These routes constitute two out of a total network of 203 European routes.

Effected passengers will be accommodated on alternative services, and we apologise for any inconvenience caused."

Ends:                                             Wednesday, 24th November 2004.

For Further information:

Paul Fitzsimmons - Ryanair         Pat Walsh - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 24 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director